Exhibit 99.1

ASML reports €2.4 billion net sales at 45.1% gross margin in Q1 2020
Strong order intake and currently no change in demand
ASML refrains from guidance due to increased uncertainty in current environment

VELDHOVEN, the Netherlands, April 15, 2020 - today ASML Holding NV (ASML) publishes its Q1 2020 results.

•	Q1 net sales of €2.4 billion, net income of €0.4 billion, gross margin of 45.1%

•	Q1 net bookings of €3.1 billion

(Figures in millions of euros unless otherwise indicated)	Q4 2019	Q1 2020
Net sales	4,036	2,441
...of which Installed Base Management sales [1]	906	857

New lithography systems sold (units)	67	49
Used lithography systems sold (units)	9	8

Net bookings [2]	2,402	3,085

Gross profit	1,940	1,101
Gross margin (%)	48.1	45.1

Net income	1,134	391
EPS (basic; in euros)	2.70	0.93

End-quarter cash and cash equivalents and short-term investments	4,718	4,112
(1) Installed Base Management sales equals our net service and field option sales.
(2) Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"On March 30, ASML provided an update to the market on expected Q1 2020 results, primarily related to the COVID-19 impact. We announced in our press release that we expected revenue in the first quarter to be between €2.4 billion and €2.5 billion, with a gross margin between 45% and 46%, and that impacted revenue was expected to shift to subsequent quarters in 2020.
"Our first-quarter sales came in at €2.44 billion, which is within the range that we announced in our update. The gross margin came in at 45.1%, at the lower end of our updated guidance due to delayed revenue from field upgrades. We shipped four EUV systems in the quarter but we were only able to recognize revenue for two systems, for reasons mentioned in our press release of March 30, 2020. Our Q1 net bookings were strong and came in at €3.1 billion, including €1.5 billion of EUV systems (11), which shows continued strong demand for EUV.
"The demand outlook is currently unchanged and we have not encountered any push-outs or cancellations this year. Despite the challenging circumstances, to date we have been able to continue ASML’s operations. Our order intake is strong. Many of the investments made by our customers are strategic and support their long-term plans. However, in light of the current risks and uncertainties related to COVID-19, we decided to refrain from giving guidance for Q2 and for the full year 2020. There is significant uncertainty about how the current COVID-19 crisis will impact the global GDP development, end markets, our manufacturing capability and supply chain.
"Our primary goal is to ensure, as best as we can, that our colleagues and their families stay safe. Our second goal is to ensure that we continue to serve our customers and to secure the delivery of our product roadmap, including the continuity of our supply. It is very encouraging to see the creativity, resilience and dedication at ASML and the industry overall," said ASML President and Chief Executive Officer Peter Wennink.

Final dividend proposal and share buyback program update
ASML intends to declare a total dividend for 2019 of €2.40 per ordinary share, consisting of an interim dividend of €1.05 per ordinary share, paid in November 2019, and a final dividend payment of €1.35 per ordinary share, as will be proposed to shareholders at the Annual General Meeting (AGM) scheduled for April 22, 2020.
As part of its financial policy to return excess cash to its shareholders through growing annualized dividends and regularly timed share buybacks, in January 2020 ASML announced a new three-year share buyback program, to be executed within the 2020–2022 time frame. As part of this program ASML intends to purchase shares up to €6 billion, which includes a total of up to 0.4 million shares to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased.
On March 30, 2020 ASML announced that, due to the uncertainties arising from COVID-19, ASML decided not to execute any share buybacks in Q2 2020. This decision follows the pause in the execution of the program in the first quarter of the year, after having already performed share buybacks under this program for an amount of approximately €507 million. The three-year share buyback program remains in place.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sander Hofman +31 6 2381 0214	Marcel Kemp +31 40 268 6494
Brittney Wolff Zatezalo +1 408 483 3207	Peter Cheang +886 3 659 6771

Quarterly video interview, investor and media conference call
With this press release, ASML has published a video interview in which CFO Roger Dassen discusses the Q1 2020 results and the impact of the COVID-19 outbreak on our business. This can be viewed on www.asml.com.

A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Roger Dassen on April 15, 2020 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 25,300 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

US GAAP Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of March 29, 2020, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and three months ended March 29, 2020 as presented in this press release are unaudited.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, bookings, annual revenue opportunity in 2020 and through 2025 and long term growth opportunity, expected trends in end markets, expected technology industry and business environment trends, including the expected impact of the Covid-19 pandemic on ASML, expected revenue recognition of systems in Q2/Q3, demand outlook, shrink being a key industry driver supporting innovation and providing long-term industry growth, the expected continuation of Moore’s law and the expectation that EUV will enable continuation of Moore’s law and drive long term value for ASML well into this decade, and statements with respect to plans regarding dividends and share buybacks, including the dividend proposal in respect of 2019, the 2020-2022 share buyback program, including the plan to not make purchases in Q1 and the intention to continue to return excess cash to shareholders through a combination of share buybacks and growing annualized dividends. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, risks related to the Covid-19 virus on the global economy and financial markets, as well as on ASML and its customers and suppliers, the impact on ASML’s and its customers’ and suppliers’ operations and other risks relating to the Covid-19 virus and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to supply its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; changes in exchange and tax rates; available liquidity, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission.These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.